FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 29th of November, 2004

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	November 29th, 2004	By:	/s/ Etan Mogilner
Associate General Counsel

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NEWS RELEASE
Editorial Contacts for M-Systems:	Investor Contacts for M-Systems:
Kristine Hernandez / Bryan Sherlock (North America)	Jeff Corbin / Lee Roth
O`Leary and Partners Public Relations	KCSA Worldwide
khernandez@olearypr.com / bsherlock@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-949-224-4036 / 1-949-224-4035	Tel: 1-212-896-1214 / 1209

Stephen Gaynor (Europe)
Harvard Public Relations
stephen.gaynor@harvard.co.uk

Tel: +44 (0) 20 8564 6323

FOR IMMEDIATE RELEASE

M-Systems Increases Its Application Development Expertise by

Acquiring Seaside Software

The Leading Innovator of USB Flash Drive Technology Increases Product Offering with Applications Designed for Enterprise-Wide Deployment

FREMONT, Calif.- October 12, 2004 - M-Systems (Nasdaq:  FLSH), the leading developer of USB flash drives and creators of the Smart DiskOnKey® platform, has broadened its application development expertise with the acquisition of Seaside Software.  The deal provides M-Systems with Seaside Software`s enterprise application technology and intellectual property, allowing M-Systems to deepen the flexibility of its USB flash drive devices and to continue to leverage the technology for future applications development which will be compatible with the recently announced standardized platform with SanDisk Corporation  (September 7, 2004 - www.m-systems.com/Content/Corporate/Press/prInfo.asp?id=682).  Seaside Software`s technology was integral to the creation of the KeyComputing Division`s Xkey(TM) device and will continue to provide users and partners with exciting and innovative applications for this family of products.

"The Seaside Software acquisition allows M-Systems to deploy solutions into larger enterprise specific markets furthering application options for our DiskOnKey products," said Dov Moran president and CEO of M-Systems.  "With Xkey we created and offered various applications to the USB flash drive market that will positively impact end-users in the enterprise sector with a reliable, secure and innovative appliance."

Seaside Software`s core focus has been the development of portable cached applications that eliminate the impact of wide area networks (WAN) on network connectivity and application execution.  Seaside Software`s HiPerExchange technology provided the foundation for bringing secure portability to KeyComputing`s revolutionary Xkey.

"USB flash drives continue to grow in popularity and we believe driving demand will be based on the ability to execute applications directly from the drive," said Arnon Dinur, vice president and general manager of M-Systems' DiskOnKey division.  "To meet this demand we are developing applications today that will influence the evolution of the market."

Applications developed for DiskOnKey technology based devices include MyKey, KeySafe, boot, auto-run and read-only capabilities and the enterprise specific Xkey.    For more information about existing applications please visit www.diskonkey.com.

About M-Systems` Smart DiskOnKey Platform

The Smart DiskOnKey platform offers partners unprecedented flexibility and ease-of-use to develop hardware specific applications along with the capabilities to implement software applications developed by third-party developers.  Combined with the award-winning DiskOnKey product line, the Smart DiskOnKey platform offers trusted quality, reliability, ease-of-use, extreme security, and the industry`s leading product warranty.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey product and the multimedia mobile handset market with its Mobile DiskOnChip® products. For more information, please contact M-Systems at www.m-systems.com.

About Seaside Software Corp.

Founded in 2000 and funded principally by Israel Seed Partners, Seaside Software Corp. designed and marketed innovative corporate messaging and other intranet applications for the corporate market. Additionally the company developed integrated software and hardware solutions that support multiple intranet and Internet standards as well as professional services. Seaside Software platforms and solutions provided seamless access to information, including Microsoft Exchange email, messaging, PIM, and Internet and intranet-based applications.

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NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  The Company assumes no obligation to update the Information in this release.  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

All products mentioned are under the specific ownership of their perspective parent companies.

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Media Contacts for M-System	Media Contacts for Green Hills Software
Jeff Seedman / Lori Leavey	Lynn J. Robinson
O`Leary and Partners	Green Hills Software
jseedman@olearypr.com / lleavey@olearypr.com	lynnr@ghs.com
Tel: +1 (949) 224-4031 / 4023	Tel: +1 (805) 965-6044
Investor Contacts for M-Systems	Barbara Stewart
Jeff Corbin / Lee Roth	Patterson and Associates
KCSA Worldwide	barbara@patterson.com
jcorbin@kcsa.com / lroth@kcsa.com	Tel: +1 (480) 488-6909
Tel: +1 (212) 896-1214 / 1209

FOR immediate release

Highly Reliable, High-Performance Advanced Flash File System Support for Embedded Devices Delivered from M-Systems and Green Hills Software

Available Today, Complete Integration Accomplished within DiskOnChip® Driver for the INTEGRITY® Real Time Operating System and velOSity(TM) microkernel

THE EMBEDDED SYSTEMS SHOW (ESS 2004), BIRMINGHAM, UK, Oct. 13, 2004 - M-Systems (Nasdaq: FLSH) and Green Hills Software, Inc., the market leader in embedded software development tools and royalty-free real-time operating systems (RTOS), today announced the availability of a driver that supports the DiskOnChip flash disk for the INTEGRITY RTOS and velOSity microkernel.

Developed for the latest version of M-Systems' TrueFFS flash file system (6.2.1), this driver has been adapted by the companies to satisfy the integration needs of embedded computers in telecommunications, defense, automotive, networking and medical equipment along with many other industries, and most recently for a Bluetooth-powered in-car electronics system developed by PEIKER acustic, Inc.

"Our successful integration and support for DiskOnChip, the embedded industry's leading on-board storage choice, is an important addition to the existing embedded services available today for the INTEGRITY RTOS and velOSity microkernel," said Dan Mender, director of INTEGRITY business development, Green Hills Software.  "It is good to see this integration of our products now widely available to our mutual customers."

"By working together, M-Systems and Green Hills Software are able to offer high performance, high reliability and cost savings to customers," said Ofer Tsur, vice president of marketing for M-Systems' embedded products division.  "Gaining support for DiskOnChip for INTEGRITY and velOSity is good for M-Systems and its customers -- Green Hills Software is definitely gaining ground as a leading RTOS provider within the market."

About INTEGRITY

The INTEGRITY RTOS, certified to POSIX 1003.1 System Interfaces, provides embedded applications with total reliability and absolute security. The INTEGRITY RTOS is securely partitioned, guaranteeing each task the resources it needs to run correctly along with fully protecting the operating system and user tasks from errant and malicious code, including denial of service attacks, hackers, worms and Trojan horses.

The INTEGRITY RTOS is built on Green Hills Software`s small and fast velOSity microkernel. Both products share a rich set of device drivers, Board Support Packages and middleware, including IPv4, IPv6, IPsec, SSL, SSH, Web server, CORBA and graphics. The ability to migrate seamlessly between the velOSity microkernel and the INTEGRITY RTOS provides embedded software developers with unprecedented scalability.

About DiskOnChip

The DiskOnChip family of products provides reliable and fast non-volatile memory (NVM) to store data and code locally. DiskOnChip products are available in a wide range of capacities, form factors, and bus interfaces, targeting various applications in the embedded and mobile markets. Based on leading-edge NAND flash technology, an ultra-thin controller and the most advanced flash management software, DiskOnChip provides an optimized NVM solution with an ideal cost structure.

About Green Hills Software

Founded in 1982, Green Hills Software, Inc. is the technology leader for real-time operating systems and software development tools for 32- and 64-bit embedded systems. Our royalty-free INTEGRITY RTOS, velOSity microkernel, compilers, MULTI and AdaMULTI Integrated Development Environments and TimeMachine debugger, offer a complete development solution that addresses both deeply embedded and high-reliability applications. Green Hills Software is headquartered in Santa Barbara, CA, with European headquarters in the United Kingdom. Visit Green Hills Software on the web at www.ghs.com.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip products.  For more information, please contact M-Systems at www.m-systems.com.

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All company and product names mentioned are trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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Editorial Contacts	Investor Contacts
Jeff Seedman / Lori Leavey	Jeff Corbin / Lee Roth
O`Leary and Partners	KCSA Worldwide
jseedman@olearypr.com / lleavey@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: +1 (949) 224-4031 / 4023	Tel: +1 (212) 896-1214 / 1209

FOR immediate release

M-Systems Delivers Abundant, High-Performance Internal Memory to Newest Smartphone from a Leading Microsoft Windows Mobile-Enabled Device Designer and Manufacturer

HTC's "Typhoon" Includes Mobile DiskOnChip®, Enabling Top Handset Providers Throughout the World to Run Advanced Multimedia Content

TAIPEI, Taiwan, Oct. 14, 2004 - In the Company's latest design win with High Tech Computer Corp. (HTC; TAIEX: 2498), a leading designer and manufacturer of Microsoft Windows Mobile and Windows CE-based devices, M-Systems' (Nasdaq: FLSH) Mobile DiskOnChip has once again been selected to bring the benefits of high-performance embedded memory to leading smartphones.

HTC's newest smartphone, the "Typhoon", is currently being branded and marketed by major operators worldwide.  It contains 64 megabytes of internal storage provided by Mobile DiskOnChip, the only embedded solution based upon multi-level cell (MLC) NAND and optimized with the mature, high-performance TrueFFS flash file system from M-Systems.

With its abundant, high-performance internal storage, the smartphone can easily accommodate Windows Mobile-based applications.  "Typhoon" offers an easy to use graphical interface and runs and records video and audio clips, as well as supports multimedia messaging, web browsing and email functionality.

"An increasing number of users and mobile service providers throughout the world realize that HTC handsets are among the best available.  I'm proud to say that Mobile DiskOnChip, the leading MLC NAND-based memory solution optimized to the special needs of mobile devices, is helping to deliver many exciting features found within the newest smartphones and other products on the market," said David Tolub, general manager of M-Systems' mobile division.

"M-Systems DiskOnChip technology enables manufacturers like HTC to quickly and easily add advanced storage in Windows Mobile-based devices," said Jane Gilson, group product manager of the Mobile and Embedded Devices Division at Microsoft Corp.  "Leveraging the advanced flash disk technology from M-Systems, the Audiovox SMT5600 delivers a great mobile phone experience, combining the dynamic Windows Mobile software with a small, innovative handset."

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/content/Corporate/Press/Photos.asp.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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Editorial Contacts	Investor Contacts
Jeff Seedman / Lori Leavey	Jeff Corbin / Lee Roth
O`Leary and Partners	KCSA Worldwide
jseedman@olearypr.com / lleavey@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: +1 (949) 224-4031 / 4023	Tel: +1 (212) 896-1214 / 1209

FOR immediate release

M-Systems Developing the MegaSIM(TM) Card Module - Innovative, Secure, High Capacity Data Storage Solution for the Cellular Market

New Version of SIM Cards is Designed to Offer Increased Functionality, Efficiency and Revenue Opportunities to Mobile Service Providers

SUNNYVALE, Calif., Oct. 19, 2004 - M-Systems (Nasdaq: FLSH) unveiled plans to introduce the MegaSIM(TM) card module, a fully compatible (U)SIM (universal subscriber identity module) card with commercial availability in the second half of 2005.  For the first time in the cellular market, a SIM card will combine high capacity flash-based storage, with densities reaching 256 Megabytes, and advanced security features to enable a variety of compelling mobile applications.

As mobile handsets increase their multimedia capabilities, and service providers begin implementing broadband mobile service, the need for secured, scalable and configurable high capacity storage becomes acute.  The MegaSIM card module will enable SIM card vendors to provide their mobile operator customers with a (U)SIM card enabling a variety of advanced mobile services such as MMS, MP3 and video clips downloading, full PIM functionality, and high resolution picture storage.

The MegaSIM card module, like any standard SIM card, can be used by all 2G and 3G GSM service providers for user identification and authentication and to store phone settings and numbers.  Unlike other SIM cards in the market, the MegaSIM card, with its enhanced, secure storage capacity, will free mobile network operators and handset vendors from the need to bundle the memory cards that are used in many feature and smart phones.

The main advantages of M-Systems' MegaSIM card module will be:

* Secure, integrated storage for distribution of rights-protected content and services

* Backwards compatibility with cellular industry standards

* Ubiquity - Most phones have or will have a (U)SIM or UIM slot

* Space and cost savings compared to a 2 card (SIM card + memory card) combination

* Scalability - A 16-256MB solution for the mass market`s need for memory, with higher capacities to follow

* Convenience - User and carrier data can easily be moved to a new cellular phone in a standardized way during upgrades or other phone changes

"Industry analysts expect that over 800 million SIM cards will be sold in 2004.  We see this market as a future growth engine, leveraging the Company's security and flash memory management expertise to bring real value and new revenue opportunities to the mobile network operator community," said Dov Moran, president and CEO of M-Systems.

"We believe that the integration of SIM card functionality with secured, high capacity data storage offers a better, more secure data solution as well as cost advantages over the pairing of memory cards and SIM cards," said Mishael Agami, general manager of M-Systems' Data Trust division.  "The introduction of the MegaSIM card will be an important catalyst in the migration to enhanced SIM cards, which we anticipate will lead to increased data usage, enable new revenue streams for mobile operators, enhance service differentiation and enrich the operator-user relationship."

According to Jon Collins of analyst firm Quocirca, "This is about more than increasing storage capacities onto mobile phones.  Many service providers face a dilemma, as the key demographic group willing to pay for services, is not equally prepared to pay for handsets.  Mobile operators are looking increasingly to handset designs that support the delivery of new services in the most cost effective fashion.  The inclusion of additional memory on the SIM enables the development of handsets to be simplified, as well as presenting more options for how services are rolled out and used.  For the enterprise market, it also ensures that information can be stored on the handset more safely, and centralized management and control can be implemented across a wider range of handsets."

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products.  For more information, please contact M-Systems at www.m-systems.com.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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